UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-68797

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Siena Global Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2992 Burdeck Drive
(No. and Street)

Oakland	CA	94602
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Helene Berson	4152033960	hbersoncpa@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

80 Washington Street, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

2/24/09	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis L. Franklin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Siena Global Securities, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Managing Director

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Siena Global Securities, LLC

Annual Audit Report

December 31, 2025

Siena Global Securities, LLC

December 31, 2025

Table of Contents



LMHS, P.C.

Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Director and Member
Siena Global Securities, LLC
Oakland, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Siena Global Securities, LLC, as of December 31, 2025, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Siena Global Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Siena Global Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 11 through 12 has been subjected to audit procedures performed in conjunction with the audit of Siena Global Securities, LLC's financial statements. The supplemental information is the responsibility of Siena Global Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as the Siena Global Securities, LLC's auditor since 2023.
Norwell, Massachusetts

February 26, 2026

 

Siena Global Securities, LLC

SIENA GLOBAL SECURITIES, LLC		
STATEMENT OF FINANCIAL CONDITION		
December 31, 2025		

ASSETS

Cash	$	26,009
Receivables		8,500
Prepaid expense		419
Total assets	$	34,928

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	7,440
Accounts payable and accrued liabilities – related party		750
Commission payable		7,650
Income tax payable		1,700
Total liabilities		17,540
Member's Equity		17,388
Total liabilities and member's equity	$	34,928

The accompanying notes are an integral part of these financial statements.

SIENA GLOBAL SECURITIES, LLC		
STATEMENT OF OPERATIONS		
for the year ended December 31, 2025		

Income		
Private placement fees		$ 98,900
Advisory placement fees		190,000
Total Income		288,900
Expenses		
Commissions		260,010
Professional fees		18,121
Research		8,542
Communication and data processing		5,505
Taxes		1,700
Operating expenses		18,291
Total Expenses		312,169
Interest income		2
Net Loss		$ (23,267)

The accompanying notes are an integral part of these financial statements.

SIENA GLOBAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
for the year ended December 31, 2025

Member's equity, beginning of year	$	32,185
Member contributions		8,470
Net loss		(23,267)
Member's equity, end of year	$	17,388

The accompanying notes are an integral part of these financial statements.

SIENA GLOBAL SECURITIES, LLC

Statement of Cash Flows

for the year ended December 31, 2025

Cash flows from operating activities:		
Net loss	$	(23,267)
Change in operating assets and liabilities:		
Receivables		(5,770)
Prepaid expense		10,030
Commission payable		7,100
Accounts payable and accrued liabilities		(9,912)
Accounts payable - related party		750
Net cash used in operating activities		(21,069)
Cash flows from financing activities:		
Member Contributions		8,470
Cash provided by financing activities		8,470
Net decrease in cash		(12,599
Cash, beginning of year		38,608
Cash, end of year	$	26,009
Supplemental information:		
Income taxes paid	$	1,295

The accompanying notes are an integral part of these financial statements.

Siena Global Securities, LLC
Notes to the Financial Statements
December 31, 2025

NOTE A – SUMMARY OF ACCOUNTING POLICIES
Accounting principles followed by Siena Global Securities, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization
The Company was organized in the state of California on January 27, 2011 as a Limited Liability Company. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

Description of Business
The Company is engaged in business as a securities broker-dealer for private placements of securities as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally acceted in the United States of America (U.S. GAAP).

Cash and Cash Equivalents
The Company considers cash balances maintained with the bank to be cash, such balances are fully insured.

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2025.

Equipment and Furniture
All equipment and furniture have been fully depreciated as of December 31, 2025. Depreciation is calculated using the straight-line method over 5-7 years.

Accounts Receivable – Recognition of Bad Debt
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtul accounts is required. If amounts become uncollectible, they will be recorded as operating expenses when that determination is made.

Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, private placement of securities and investment advisory business. The Company has identified its Managing Director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note B), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 65% of its total revenues from two single external customers in 2025.

Siena Global Securities, LLC
Notes to the Financial Statements
December 31, 2025

Revenue Recognition
Revenue is recognized in accordance with FASB ACS-606, revenue from contract customers. Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service.

The Company receives Advisory placement fees and Private placement fees when performance obligations are fulfilled as transactions are completed. Advisory placement fees are recognized over the period of time of the contract, normally at the end of each month that the performance obligations have been fulfilled. Private placement fees are recognized at a point in time upon completion of each transaction and the Company has no further continuing obligations.

Income Taxes
For federal income tax purposes, the Company, a limited liability company has elected to be taxed as a partnership. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members. Management believes there are no uncertain tax positions.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and receivables. All of the Company's cash is held at high credit quality financial institutions. The Company regularly monitors receivable balances for collection.

Fair Value of Financial Instruments
Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

> Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

> Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

> Requires consideration of the Company's creditworthiness when valuing liabilities; and

> Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three
levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

> Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include accounts payable and accrued liability, accounts payable related party, receivables and commission payable.

Estimates

Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

New Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, beginning after December 15, 2022 on a prospective basis, with early adoption permitted. The Company adopted the new standard effective January 1, 2022 and it did not have a material impact on the Company's financial statements.

In March 2022, the FASB issued ASU 2022-02, ASC Subtopic 326 "Credit Losses": Troubled Debt Restructurings and Vintage Disclosures. Since the issuance of Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the Board has provided resources to monitor and assist stakeholders with the implementation of Topic 326. Post-Implementation Review (PIR) activities have included forming a Credit Losses Transition Resource Group, conducting outreach with stakeholders of all types, developing educational materials and staff question-and-answer guidance, conducting educational workshops, and performing an archival review of financial reports. ASU No. 2022-02 is effective for annual and interim periods beginning after December 15, 2022. The Company does not expect the standard to have a significant impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Siena Global Securities, LLC
Notes to the Financial Statements
December 31, 2025

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

NOTE E - RISK CONCENTRATIONS

The Company specializes in acting as an intermediary broker-dealer between various buyers and sellers of private equity funds in the secondary market. As of December 31, 2025, because total revenues this year were small, the Company had two customers that accounted for 65% of the revenue. One customer engages in private placement transactions for which the Company receives revenue for introducing investors and the other customer receives advisory services for introducing investors.

NOTE F – COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the Company at a future date from December 31, 2025.

NOTE G – RECEIVABLES

As of December 31, 2025, the Company had receivables valued at $8,500.

NOTE H – PREPAID EXPENSE

As of December 31, 2025 the Company had prepaid expenses of $419 related to data retention service and deposits held at FINRA.

NOTE I – RELATED PARTY TRANSACTION

The Company's sole member provides office space and pays most overhead expenses for the Company. In turn the Company pays a portion of those expenses via an expense sharing agreement. During the year ended December 31, 2025, the Company paid $7,200 for rent, $1,200 for IT services, $360 for utilities and $240 of maintenance to a related party.

Siena Global Securities, LLC
Notes to the Financial Statements
December 31, 2025

NOTE J – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of December 31, 2025 the Company had $7,440 of accounts payable and accrued liabilities and $750 of related party accounts payable.

NOTE K – COMMISSION PAYABLE

As of December 31, 2025 the Company had commission payable of $7,650, which will be paid once relevant receivable is paid (see note G).

NOTE L – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 26, 2026, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Siena Global Securities, LLC

SCHEDULE I

SUPPLEMENTAL INFORMATION

SIENA GLOBAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2025

Net capital:		
Total member's capital		$ 17,388
Less: Non-allowable assets		
Accounts receivable		850
Prepaid expense		419
Total non-allowable assets		1,269
Net Capital		**16,119**
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$ 17,540	
		$ 17,540
Total aggregate indebtedness (A.I.)		
Computation of basic net capital requirement, greater of:		$ 1,169
Minimum net capital required (6-2/3% of A.I.)		
Minimum dollar requirement		$ 5,000
Excess net capital		$ 11,118
Net capital less greater of 10% of A.I. or 120% of minimum		$ 10,118
dollar requirement		
Ratio: Aggregate indebtedness to net capital		109 %

The above computation of net capital pursuant to SEC Rule 15c3-1 does not differ materially from the computation as of December 31, 2025 included in the Company's unaudited Form X-17a5, Part IIA.

Siena Global Securities, LLC

SCHEDULE II

SUPPLEMENTAL INFORMATION

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2025

For the year ended December 31, 2025, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2025



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Director and Member
Siena Global Securities, LLC
Oakland, California

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Siena Global Securities, LLC stated that Siena Global Securities, LLC's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that Siena Global Securities, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. Siena Global Securities, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended, without exception. Siena Global Securities, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Siena Global Securities, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.

We have served as Siena Global Securities, LLC's auditor since 2023.
Norwell, Massachusetts

February 26, 2026




SIENA GLOBAL SECURITIES, LLC

2992 Burdeck Drive   510-531-0201 Tel
Oakland, CA 94602   510-531-1626 Fax

SEA 15c3-3 EXEMPTION REPORT

February 26, 2026

I, Dennis Franklin, President of Siena Global Securities, LLC (the "Company") represent the following:

1. The Company claims an exemption from 17 C.F.R 240.15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions. The Company receives fees for investment advisory and private placements and it does not hold customer funds or securities.
2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year ending December 31, 2025 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the exemption provisions in 17 C.F.R 240.15c3-3.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

Dennis Franklin
President